UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9- 7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 28, 2024, NeuroSense Therapeutics Ltd. (the “Company”) issued a press release entitled “NeuroSense Secures Key FDA Meeting to Advance its Phase 3 ALS Trial and NDA Submission.” A copy of the press release is filed herewith as Exhibit 99.1.

This Report on Form 6-K and the first paragraph of the press release attached as Exhibit 99.1 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306 and 333-260338), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release, dated October 28, 2024, entitled “NeuroSense Secures Key FDA Meeting to Advance its Phase 3 ALS Trial and NDA Submission.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: October 28, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Office

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